Hudbay Announces First Quarter 2020 Results

Toronto, Ontario, May 14, 2020 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its first quarter 2020 financial results. All amounts are in U.S. dollars, unless otherwise noted.

First Quarter Operating and Financial Results

  Delivered a solid operating quarter in Manitoba, which included record mine production at Lalor and record throughput at the Stall concentrator.
  Lalor ore mined and Stall concentrator throughput increased by 8% and 19%, respectively, in the first quarter of 2020 compared to the fourth quarter of 2019.
  Constancia achieved target mill throughput and operating unit costs during the quarter prior to its temporary shutdown.
  Net loss of $76.1 million or $0.29 per share for the first quarter of 2020 reflects lower realized base metal prices, lower Constancia grades in line with the mine plan and higher cost of sales in Peru as a result of the temporary suspension of Constancia and certain inventory valuation adjustments versus the previous quarter.
  Cash generated from operating activities decreased to $9.1 million in the first quarter of 2020 from $98.7 million in the fourth quarter of 2019, while operating cash flow before change in non-cash working capital decreased to $42.0 million in the first quarter from $69.1 million in the previous quarter due to lower realized base metal prices and lower Constancia grades.
  Cash and cash equivalents of $306.0 million as at March 31, 2020 continued to provide the company with financial flexibility during the temporary production disruption at Constancia and the current low base metal price environment and have since been bolstered by the gold prepay proceeds described below.

COVID-19 and Annual Guidance

  The COVID-19 global pandemic has had a significant impact on Hudbay and the prices of the products it produces. The company experienced operational and supply chain disruptions, including a temporary suspension of operations at Constancia for a period of approximately eight weeks as a result of a government declared state of emergency in March. Operations continued in Manitoba without any impact to production or the ability to ship concentrate and zinc metal.
  Hudbay is affirming 2020 Manitoba production, operating cost and capital expenditure guidance. Peru guidance has been suspended due to the ongoing uncertainty surrounding COVID-19 and the recent temporary Constancia mine shutdown.
  On May 14, Constancia received recognition and approval from Peru's Ministry of Energy and Mines for its restart protocols and is planning to ramp up operations over the next week. Hudbay expects to provide an update to its Peru guidance with second quarter results.
  Hudbay has been prudently managing the business and the impact of the pandemic. This has resulted in approximately $150 million in incremental liquidity this year, including $115 million in cash proceeds received from a gold forward sale and prepay transaction, an approximate $25 million deferral in Peru's 2020 sustaining capital and company-wide discretionary and input cost reductions of approximately $10 million. In addition, Hudbay's 2020 forecasted cash flows are expected to benefit from the Canadian dollar cost structure of the Manitoba operations and the anticipated increase in cash flows from Lalor due to higher precious metals production expected this year and the prevailing commodity prices and foreign exchange rates.

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Recent Developments

  Received $115 million from a gold forward sale and prepay transaction completed in early May 2020, which prefunds the entire capital budget for the low-risk, high-return New Britannia gold mill refurbishment at attractive terms and low cost of capital.
  In February, prior to the COVID-19 pandemic, Hudbay re-negotiated the covenants of its revolving credit facilities which resulted in an increase of $443 million in liquidity available as at March 31, 2020, providing additional financial flexibility to execute its growth initiatives.
  Executed amendment with Wheaton Precious Metals extending the target date for mining four million tonnes of ore from Pampacancha by six months to June 30, 2021.
  March 2020 update to reserves and resources increased Lalor's life-of-mine gold production by 41% from the previous mine plan and expected annual gold production to over 150,000 ounces by 2022, while total Snow Lake gold reserves increased by 35% to 2.2 million ounces, which supports an expanded 18-year mine life for the Snow Lake operations.
  The New Britannia gold mill refurbishment is on track to be completed before the end of 2021 with orders placed for long-lead items and early works construction underway.

"The COVID-19 pandemic has been an unprecedented challenge for our business, but with the help of extensive scenario planning, we have proactively implemented measures to mitigate the impact to our operations, our employees and our communities. Our focus on prudently managing the business has resulted in a significant improvement in our liquidity, and we remain well-positioned to fund our future growth initiatives while remaining vigilant in this ever-changing environment," said Peter Kukielski, President and Chief Executive Officer. "While we have suspended our Peru guidance due to the temporary shutdown of Constancia during the pandemic, we are affirming our Manitoba guidance after a strong operating quarter. Lalor and the Stall mill achieved record production levels and the New Britannia gold mill refurbishment, which will enable an increase in Lalor's annual gold production to over 150,000 ounces, is on track for completion by the end of 2021."

"We are very pleased with the work we've done this year to protect our balance sheet and improve our liquidity position," said Eugene Lei, Hudbay's Senior Vice President, Corporate Development & Strategy and Interim Chief Financial Officer. "We started the year by proactively amending our covenants under the revolving credit facilities to provide us with more flexibility in this volatile market. The recent gold prepay transaction provides a non-dilutive, low cost of capital financing, enabling us to fund our Snow Lake gold growth initiatives in a prudent manner by utilizing a fraction of New Britannia's first two years of gold production, while protecting our balance sheet, preserving our existing cash and improving our total available liquidity. Incorporating the expected sustaining capital deferrals in Peru and the company-wide cost savings this year, we have secured an incremental $150 million in liquidity."

Summary of First Quarter Results

Consolidated copper production in the first quarter of 2020 was 24,635 tonnes, a 24% decrease from the fourth quarter of 2019 primarily as a result of planned lower copper grades at Constancia, in line with the mine plan, and lower ore production from Constancia due to the temporary suspension of operations in March 2020 following a government declared state of emergency in Peru due to COVID-19. Consolidated zinc production in the first quarter of 2020 was in line with the fourth quarter of 2019 due to record production from the Lalor mine and the Stall mill, offset by lower production from the Flin Flon mill.

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In the first quarter of 2020, consolidated cash cost per pound of copper produced, net of by-product credits[i], was $1.21, a slight improvement over the fourth quarter of 2019 as lower copper production was more than offset by lower Peru costs. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, in the first quarter of 2020 was $2.40, which decreased from $2.55 in the fourth quarter of 2019, driven mainly by lower sustaining capital expenditures and capitalized exploration, and the same factors noted above affecting consolidated cash costs.

Cash generated from operating activities in the first quarter of 2020 decreased substantially to $9.1 million compared to $98.7 million in the fourth quarter of 2019. Operating cash flow before change in non-cash working capital was $42.0 million during the first quarter of 2020, reflecting a decrease of $27.1 million compared to the fourth quarter of 2019. The decrease in operating cash flow is primarily the result of the significant negative impact of COVID-19 on realized base metal prices as well as lower sales volumes compared to the previous quarter.

Net loss and loss per share in the first quarter of 2020 were $76.1 million and $0.29, respectively, compared to a net loss and loss per share of $1.5 million and $0.01, respectively, in the fourth quarter of 2019. The decrease in earnings was caused by declining base metal prices, lower Constancia grades in line with the mine plan, and lower sales volumes due to the temporary suspension of Constancia in March. In addition, the temporary suspension of mining operations at Constancia required a portion of overhead costs to be directly charged to cost of sales and lower metal prices led to the write-down of certain inventories in Peru, as further described below.

Net loss and loss per share in the first quarter of 2020 were affected by, among other things, the following items:

	Pre-tax loss	After-tax loss	Per share loss
	($ millions)	($ millions)	($/share)

Mark-to-market adjustments	(2.7)	(3.0)	(0.01)
Peru inventory write-down	(10.4)	(6.7)	(0.03)
Peru cost of sales direct charges from temporary suspension of operations	(6.3)	(4.1)	(0.02)
Deferred revenue adjustments from increased reserves and resources	(3.8)	(2.8)	(0.01)
Non-cash deferred tax adjustments	-	(22.5)	(0.09)

Hudbay's first quarter results were significantly impacted by the COVID-19 global pandemic, which caused the temporary suspension of mining and processing activities at Constancia after the Peruvian government declared a state of emergency on March 15, 2020. The temporary suspension of operations at Constancia starting March 19, 2020 resulted in fixed overhead production costs of $6.3 million that would normally be capitalized to inventories and property, plant and equipment, to be immediately expensed as part of the cost of sales. As Constancia operations remained suspended into the second quarter of 2020, the company expects that there will be a similar charge for fixed overhead costs incurred during the suspension period in the second quarter. In addition, an inventory write-down of $10.4 million was recorded in the first quarter to reflect lower realizable inventory values in Peru resulting from low copper prices.

During the first quarter of 2020, Hudbay also recorded a non-cash true up adjustment on streaming revenues due mainly to an increase in reserves and resources for the 777 and Constancia mines as announced in the annual reserves and resources news release on March 30, 2020. The reduced deferred revenue drawdown rate, which is recalculated back to the inception of the streams, resulted in a pre-tax non-cash earnings impact of approximately $3.8 million.

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As at March 31, 2020, the company's liquidity includes $306.0 million in cash and cash equivalents as well as $445.9 million in undrawn availability under its revolving credit facilities. Although undrawn availability under our revolving credit facilities is expected to be negatively affected by lower metal prices and the suspension of operations at Constancia, Hudbay continues to take prudent steps to manage its balance sheet and maintain a strong liquidity position. This includes amendments made to its revolving credit facility covenants during the first quarter of 2020 that included replacing total debt to EBITDA with net debt to EBITDA, which increased March 31, 2020 available liquidity by $443.0 million. Subsequently, in the second quarter of 2020, the company announced a gold forward sale and prepay transaction that generated $115 million of cash proceeds to further improve its liquidity position and prefund the growth expenditures in Manitoba. The company expects that its current liquidity together with cash flows from operations will be sufficient to meet its liquidity needs for 2020.

Consolidated Financial Performance	Three Months Ended
($000s except per share amounts)	Mar. 31, 2019	Dec. 31, 2019	Mar. 31, 2019
Revenue	245,105	324,485	292,258
Cost of sales	267,096	298,852	240,446
Earnings (loss) before tax	(81,452)	(42,352)	(18,108)
Earnings (loss)	(76,134)	(1,455)	(13,412)
Basic and diluted earnings (loss) per share	(0.29)	(0.01)	(0.05)
Operating cash flow before change in non-cash working capital	41,951	69,141	85,684

Consolidated Operational Performance		Three Months Ended
		Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
Contained metal in concentrate produced[1]
Copper	tonnes	24,635	32,422	37,972
Gold	ounces	30,495	32,712	25,562
Silver	ounces	767,692	930,137	919,195
Zinc	tonnes	30,355	30,592	28,037
Molybdenum	tonnes	354	372	304
Precious metals[2]	ounces	39,121	46,000	38,693
Payable metal in concentrate sold
Copper	tonnes	24,072	33,715	31,717
Gold	ounces	26,792	30,344	22,629
Silver	ounces	575,922	909,423	982,906
Zinc[3]	tonnes	26,574	28,001	22,954
Molybdenum	tonnes	431	199	234
Precious metals[2]	ounces	33,263	43,336	36,671
Cash cost[4]	$/lb	1.21	1.23	1.11
All-in sustaining cash cost[4]	$/lb	2.40	2.55	1.88

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
Ore mined[1]	tonnes	6,985,212	8,049,063	8,634,773
Copper	%	0.34	0.41	0.47
Gold	g/tonne	0.03	0.04	0.04
Silver	g/tonne	3.10	3.87	3.55
Molybdenum	%	0.02	0.02	0.01
Ore milled	tonnes	6,719,466	7,474,136	7,993,062
Copper	%	0.34	0.42	0.46
Gold	g/tonne	0.03	0.04	0.04
Silver	g/tonne	3.13	3.86	3.53
Molybdenum	%	0.02	0.02	0.01
Copper recovery	%	84.3	85.6	86.2
Gold recovery	%	50.2	50.0	52.2
Silver recovery	%	68.2	68.2	69.9
Molybdenum recovery	%	35.0	30.8	26.8
Contained metal in concentrate
Copper	tonnes	19,290	26,659	31,843
Gold	ounces	3,062	5,007	5,357
Silver	ounces	461,302	631,774	634,930
Molybdenum	tonnes	354	372	304
Precious metals[2]	ounces	8,254	14,033	14,427
Payable metal sold
Copper	tonnes	19,247	28,430	26,662
Gold	ounces	2,618	4,824	6,218
Silver	ounces	361,591	666,839	752,259
Molybdenum	tonnes	431	199	234
Combined unit operating cost[3],4	$/tonne	9.31	10.20	8.87
Cash cost[4]	$/lb	1.63	1.66	1.18
Sustaining cash cost[4]	$/lb	2.12	2.47	1.41

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

During the quarter, the Constancia mine produced 19,290 tonnes of copper, 8,254 ounces of precious metals and 354 tonnes of molybdenum. Production results were lower than the fourth quarter of 2019 as a result of planned lower copper grades, in line with the mine plan, and lower ore production due to the temporary suspension of operations in March following a government declared state of emergency in Peru.

Ore milled at the Constancia mine during the first quarter of 2020 was 10% lower compared to the fourth quarter of 2019 primarily due to the temporary suspension of operations on March 19 as a result of the COVID-19 pandemic and the state of emergency initiated by the Peruvian government. However, the mill achieved targeted throughput levels during the quarter prior to the temporary shutdown. Milled copper grades in the first quarter were approximately 19% lower than the fourth quarter of 2019 as lower grade phases continue to be mined, in line with the mine plan.

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Copper recoveries in the first quarter of 2020 decreased by 2% compared to the fourth quarter of 2019, mainly due to lower grade ore feed as more ore from Phase 4 is being mined. Gold and silver recoveries this quarter were consistent with the fourth quarter of 2019. While recoveries of individual metals vary from quarter to quarter depending on the complexity and grade of the ore feed, the company has been seeing consistent results from ongoing recovery optimization initiatives since the beginning of 2019. Molybdenum recovery in the first quarter of 2020 increased by 14% compared to the fourth quarter of 2019 mainly due to higher head grades.

Combined mine, mill and G&A unit operating costsi in the first quarter of 2020 were 9% lower than the previous quarter, primarily due to lower milling and G&A costs, and were in line with targeted levels prior to the temporary shutdown.

Peru's cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2020 was $1.63. This represents a slight decrease from the fourth quarter of 2019 as lower costs and higher by-product credits were partially offset by lower production. Peru's sustaining cash costs per pound of copper produced, net of by-product creditsi, for the three months ended March 31, 2020 was $2.12. This represents a decrease of 14% from the fourth quarter of 2019 primarily due to lower sustaining capital expenditures and capitalized exploration.

Peru's 2020 production and cost guidance has been suspended due to the ongoing uncertainty surrounding COVID-19 and the recent temporary Constancia mine suspension. Constancia has received recognition and approval from Peru's Ministry of Energy and Mines for its restart protocols and is planning to ramp up operations over the next week. Hudbay expects to provide an update to its Peru guidance with second quarter results.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
777 ore mined	tonnes	279,925	269,342	278,522
Copper	%	1.18	1.17	1.65
Zinc	%	4.11	3.33	3.18
Gold	g/tonne	1.82	1.52	1.70
Silver	g/tonne	23.86	18.52	21.75
Lalor ore mined	tonnes	421,518	390,140	388,483
Copper	%	0.70	0.80	0.76
Zinc	%	5.43	6.20	6.70
Gold	g/tonne	2.27	2.63	1.68
Silver	g/tonne	26.18	28.38	25.96
Flin Flon Concentrator:
Ore milled	tonnes	332,589	374,529	289,244
Copper	%	1.11	1.11	1.55
Zinc	%	4.36	4.05	3.49
Gold	g/tonne	1.88	1.75	1.66
Silver	g/tonne	24.33	20.56	21.78
Copper recovery	%	84.1	86.9	88.1
Zinc recovery	%	85.0	85.8	82.9
Gold recovery	%	53.5	56.1	61.8
Silver recovery	%	44.3	49.2	52.3
Stall Concentrator:
Ore milled	tonnes	369,787	310,622	321,523
Copper	%	0.70	0.80	0.78
Zinc	%	5.38	6.24	6.75
Gold	g/tonne	2.28	2.60	1.75
Silver	g/tonne	26.28	28.12	26.89
Copper recovery	%	86.5	85.9	87.2
Zinc recovery	%	91.4	90.7	90.7
Gold recovery	%	60.9	61.1	59.1
Silver recovery	%	61.1	62.9	64.2
Total contained metal in concentrate
Copper	tonnes	5,345	5,763	6,129
Zinc	tonnes	30,495	30,592	28,037
Gold	ounces	27,293	27,705	20,205
Silver	ounces	306,390	298,363	284,265
Precious metals[1]	ounces	30,736	31,967	24,266
Total payable metal sold
Copper	tonnes	4,852	5,285	5,055
Zinc[2]	tonnes	26,792	28,001	22,954
Gold	ounces	23,956	25,520	16,411
Silver	ounces	214,331	242,584	230,647
Combined unit operating cost[3,4]	C$/tonne	127	128	146
Cash cost[4]	$/lb	(0.30)	(0.76)	0.77
Sustaining cash cost[4]	$/lb	2.85	2.33	3.16

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1 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

2 Includes refined zinc metal sold and payable zinc in concentrate sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Production from the Lalor mine and the Stall mill achieved record quarterly levels in the first quarter of 2020. The Manitoba operations produced 30,495 tonnes of zinc, 5,345 tonnes of copper and 30,736 ounces of precious metals during the quarter. Production results were slightly lower than the fourth quarter of 2019 primarily due to lower grades, offset by higher tonnes milled.

Ore mined at the Manitoba operations during the first quarter of 2020 increased by 6% compared to the previous quarter with production volumes at 777 and Lalor increasing by 4% and 8%, respectively. The higher production results are mainly due to record production at Lalor from the successful implementation of several 2019 initiatives as part of the production ramp up to 4,500 tonnes per day. Ore grades mined during the quarter are in line with the planned stope sequencing based on life of mine production schedules at 777 and Lalor.

Ore processed in Manitoba in the first quarter of 2020 was higher than the fourth quarter of 2019 due to a 19% increase in ore processed at the Stall mill, offset by lower ore processed at the Flin Flon mill. Recoveries at the Flin Flon mill were lower than in the fourth quarter of 2019, while recoveries at the Stall mill were relatively in line with the previous quarter.

Manitoba combined mine, mill and G&A unit operating costs continue to decline quarter-over-quarter as a result of the company's focus on operating efficiencies and costs normalizing after the successful production ramp up at the Lalor mine.

Manitoba's cash cost per pound of copper produced, net of by-product credits, for the first quarter of 2020 was negative $0.30. These costs were higher compared to the fourth quarter of 2019 primarily as a result of lower copper production despite the decrease in mining and milling costs. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2020 was $2.85, higher compared to the previous quarter due to the same factors that affected cash costs.

Full year production of all metals and combined unit operating costs are expected to be within the annual guidance ranges for Manitoba.

COVID-19 Business Update

Following the onset of the COVID-19 pandemic, the company's business response planning commenced in January and company-wide crisis plans were activated in early-March as part of its crisis management protocols. Throughout the rapidly changing environment, Hudbay has remained focused on the health and safety of its workforce and local communities and is actively engaging with local stakeholders and public health authorities to ensure effective implementation of the company's business response plans. The company continues to closely monitor the evolving situation and is taking steps to protect the safety of its workforce and their families and the communities it operates in, while implementing measures to minimize the overall impact on operations. Hudbay's business response plans include planning for the possible need to reduce or suspend operations and for the restart of suspended operations, as well as appropriately managing the company's liquidity. The overall impact on each of the sites will depend on the progression of the pandemic, measures in place for preventing transmission and on market conditions.

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In Peru, the government declared a state of emergency on March 15, 2020, requiring non-essential businesses to be shut down, initially for 15 days. On March 19, Hudbay commenced the temporary and orderly suspension of operations at Constancia. During the suspension period, a smaller workforce was maintained at the site to oversee critical aspects of the operation in order to facilitate a quick and efficient restart and ramp up of the mine. As part of its restart preparation activities, the company has performed mine plan optimization activities, continuous supply chain management to ensure sufficient levels of critical supplies, and logistics and workforce planning initiatives including successfully completing workforce shift changes during the suspension. The Peruvian government has since extended the state of emergency to May 24 but issued a decree on May 3 indicating larger mines would be allowed to reopen, including Constancia, subject to approval of certain protocols. On May 14, Hudbay received Peru's Ministry of Energy and Mines recognition and approval for its Constancia restart protocols and is planning to ramp up operations over the next week.

In Manitoba, Hudbay's mines continue to operate and ship concentrate and zinc metal. The company's focus is on maintaining business continuity and a safe environment for its workers and the communities in which it operates.

Each of the business units has worked to develop site-specific measures to limit and identify COVID-19 exposure and transmission and maintain a safe environment for its workers and its communities. Site-specific measures include, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, adjustment of work rotation schedules, deferral of certain project activity and working from home for office staff where possible. These measures will continue to evolve as the status of the state of emergency changes in each of the company's operating regions and the company's measures are adapted to the latest regional health authorities' restrictions and guidelines

In addition to the onsite response measures, the company has been providing COVID-19 relief funding and services to its neighbouring communities. Each region has different emergency needs at this critical time. In Peru, Hudbay has donated medical equipment and supplies to the regional hospitals and has delivered food to nearby communities in need. In Manitoba, the company has donated to charities that provide various forms of support to families in need. Hudbay is also pleased to have its valued partners join the company in these coordinated relief efforts, including the generous donations from Wheaton Precious Metals Corp. ("Wheaton") to various community initiatives in Peru and Manitoba and from Altius Minerals Corporation to a community service provider in Flin Flon, Manitoba.

Annual Guidance Update

The company is affirming its 2020 Manitoba production, operating cost and capital expenditure guidance. However, due to the temporary suspension of operations at Constancia and the ongoing uncertainty surrounding COVID-19, the company has suspended its previously issued 2020 annual guidance for the Peru business unit. Hudbay has continued to sell zinc metal and copper concentrate from the Manitoba operations, and concentrate sales in Peru continued as planned prior to the temporary suspension of operations on March 19, 2020.

In Peru, sustaining capital expenditures are currently tracking approximately $25 million lower than previously issued guidance due to the mine suspension and resequencing of capital activities such as tailings and capitalized stripping. The site team has taken the opportunity to complete additional mill maintenance work during the temporary shutdown that was previously planned for later in the year. Growth capital expenditures in Peru related to the Pampacancha community surface rights payment and project development capital have been impacted by the state of emergency. Constancia recently received approval for its restart protocols and mine restart activities are underway due to proactive ramp up planning. The mill is expected to reach normal levels over the next week. The company expects to provide an update to its Peru guidance with second quarter results.

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In Manitoba, 2020 precious metals production is expected to benefit from the planned mining of approximately 90,000 tonnes from the gold zones as part of stope sequencing in preparation for the restart of the New Britannia gold mill. Production and costs can vary in any particular quarter based on a variety of factors, including the scheduling of maintenance events. Hudbay expects to perform maintenance on the Stall concentrator during the second quarter of 2020 and on the Lalor mine hoist facilities in the third quarter of 2020.

Liquidity Update

Hudbay is prudently managing its business and the impact of the pandemic. This has resulted in approximately $150 million in incremental liquidity this year, including $115 million in cash proceeds received from a gold forward sale and prepay transaction, an approximate $25 million deferral in Peru's 2020 sustaining capital and company-wide discretionary and input cost reductions of approximately $10 million. In addition, the company's forecasted cash flows are also expected to benefit from the Canadian dollar cost structure of its Manitoba operations and the anticipated increase in cash flows from Lalor due to higher precious metals production expected this year based on the prevailing commodity prices and foreign exchange rates.

On February 12, 2020, Hudbay amended its credit facilities to provide the company with additional flexibility during the development of the New Britannia and Pampacancha projects. As a result of the re-negotiated terms, the company's availability under the credit facilities was $443 million higher as of March 31, 2020.

On April 20, 2020, Hudbay executed an amendment to its Constancia precious metals streaming agreement with Wheaton whereby both parties have agreed to extend the target date for mining four million tonnes of ore from the Pampacancha deposit, and the associated trigger for the delivery of additional gold ounces, by six months to June 30, 2021. This Pampacancha target date extension was agreed to by Wheaton in light of the current state of emergency in Peru and the potential for development timelines to be delayed.

On May 7, 2020, Hudbay announced a gold forward sale and prepay transaction which generated $115 million in cash proceeds to further improve its liquidity position and prefund the entire capital budget for the low-risk, high-return New Britannia gold mill refurbishment at attractive terms and low cost of capital. Under the prepay, Hudbay has agreed to deliver a total of 79,954 gold ounces in 2022 and 2023, which was valued at gold forward curve prices averaging approximately $1,682 per ounce at the time of the transaction. The transaction offered an attractive cost of capital of approximately 5.95% per annum using the average forward price per ounce, or an implied cost of capital of approximately 2.7% using current consensus gold prices for 2022 and 2023. The delivery ounces represent approximately 25% of Lalor's forecasted annual gold production in each of 2022 and 2023 and approximately 3.6% of total Snow Lake gold reserves. Under the revolving credit facilities and note indenture, the gold prepay arrangement will be treated as deferred revenue and will not be considered as debt. As a result, the gold prepay adds to Hudbay's cash balance and will be accretive to the company's credit facility availability under the recently renegotiated net debt to EBITDA covenants.

As of May 13, 2020, Hudbay's liquidity includes approximately $370 million in cash and cash equivalents and approximately $446 million in undrawn availability under its revolving credit facilities.

New Britannia Refurbishment Activities Underway

The New Britannia gold mill refurbishment activities are underway with detailed engineering approximately 60% complete and timelines on track with the original project schedule. Orders have been placed for long-lead items and early works construction has commenced, including the construction of the pipeline between the New Britannia and Stall mills. The civil contractor for the flotation building has been mobilized and construction is expected to commence next week. Construction and refurbishment activities are expected to continue until August 2021, with plant commissioning and ramp up occurring during the second half of 2021. Hudbay intends to use local construction contractors from the Manitoba and Saskatchewan regions as much as possible in order to mitigate any potential risks due to COVID-19 considerations.

TSX, NYSE - HBM 2020 No. 10

Increased Snow Lake Gold Reserves and Revised Mine Plan

On March 30, 2020, Hudbay announced its annual reserve and resource update, which included a 35% increase in Snow Lake gold reserves to 2.2 million ounces and extended the mine life to 18 years. The company also released an updated mine plan for its Lalor mine that increased life-of-mine gold production by 41% compared to the previous mine plan, and more than doubled the expected average annual gold production to more than 150,000 ounces over the first eight years after the New Britannia mill is refurbished. Lalor's gold and copper-gold zones are expected to be processed at the nearby New Britannia gold mill in Snow Lake, which capitalizes on existing infrastructure, and the $115 million refurbishment cost is a short-payback, high-return investment opportunity. The New Britannia gold mill is expected to achieve gold recoveries of approximately 93% compared to current gold recoveries of approximately 53% at the Stall mill, which enables increased reserves and increases the potential for future conversion of resources to reserves due to the significantly higher gold recoveries and increased value per tonne of ore. Based on the updated reserve, Lalor will remain a low-cost gold mine with expected cash costs and sustaining cash costs, net of by-product credits, of approximately $480 and $655 per ounce, respectively, over the first eight years once New Britannia is in production, positioning Lalor in the lowest quartile on the global cost curves[ii].

The updated resource model at Lalor includes 4.4 million tonnes of inferred mineral resources, which have the potential to extend the Lalor mine life. A new copper-gold rich lens, Lens 17, was included in the updated inferred mineral resource estimate for Lalor. Lens 17 and other lenses at Lalor, including the copper-gold rich Lens 27, remain open down plunge and offer opportunities to further expand Lalor's resource base once suitable underground drilling platforms have been established over the next two years.

The 1901 deposit is located approximately half-way between the former Chisel North mine and the Lalor mine at a depth between 500 metres and 700 metres, within 1,000 metres of the existing haulage ramp to Lalor. The 1901 deposit could provide additional feed for the processing facilities in Snow Lake. Since publishing the initial inferred resource estimate in August 2019, the company has considered various options to develop the 1901 deposit and has completed a drill program aimed at converting a significant portion of the inferred mineral resources to an indicated category and to define an initial inferred mineral resource for the gold mineralization previously intersected between two lenses of zinc-rich mineralization. Hudbay intends to provide an update on the mineral resource estimates and development options for the 1901 deposit with its annual reserve and resource update in March 2021.

In 2020 and 2021, additional technical studies and exploration activities will be conducted to consider if and how the Lalor in-mine exploration targets and the regional gold and base metal satellite deposits could be incorporated in the consolidated business plan of the Snow Lake operations.

Non-IFRS Financial Performance Measures

Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit operating costs are shown because the measures are used by the company as a key performance indicator to assess the performance of its mining and milling operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 32 of Hudbay's management's discussion and analysis for the three months ended March 31, 2020 available on SEDAR at www.sedar.com.

TSX, NYSE - HBM 2020 No. 10

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2020/Q1/MDA201.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2020/Q1/FS201.pdf

Conference Call and Webcast

Date:	Friday, May 15, 2020

Time:	9:00 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20200515.html

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

TSX, NYSE - HBM 2020 No. 10

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at Hudbay's mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on the company's operations, financial condition and prospects, expectations regarding the company's credit facility availability and liquidity, expectations regarding the restart of operations at Constancia, expectations regarding the timing of mining activities at the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and anticipated plans for advancing the mining properties surrounding Constancia and the Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•  the duration of the state of emergency in Peru and the ability to resume operations at Constancia;

•  no significant interruptions to the company's operations in Manitoba or significant delays to its development projects in Manitoba and Peru due to the COVID-19 pandemic;

•  the availability of spending reductions and liquidity options;

•  the timing of development and production activities on the Pampacancha deposit;

•  the timing of the Consulta Previa and permitting process for mining the Pampacancha deposit;

•  the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

•  the successful completion of the New Britannia project on budget and on schedule;

•  the successful outcome of the Rosemont litigation;

•  the success of mining, processing, exploration and development activities;

•  the scheduled maintenance and availability of the processing facilities;

•  the accuracy of geological, mining and metallurgical estimates;

•  anticipated metals prices and the costs of production;

•  the supply and demand for metals the company produces;

•  the supply and availability of all forms of energy and fuels at reasonable prices;

•  no significant unanticipated operational or technical difficulties;

•  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;

•  the availability of the revolving credit facilities and additional financing, if needed;

•  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;

•  the timing and receipt of various regulatory and governmental approvals;

•  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;

•  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;

TSX, NYSE - HBM 2020 No. 10

•  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities;

•  no significant unanticipated challenges with stakeholders at Hudbay's various projects;

•  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;

•  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on Hudbay's operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the state of emergency and political situation in Peru and risks associated with the resumption of operations at Constancia, risks associated with the company's access to capital, including the negative impact of low metal prices on credit facility availability, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company's projects (including risks associated with the litigation affecting the Rosemont project), risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19, the Consulta Previa process, risks associated with reaching additional agreements with individual community members and risks associated with the rainy season in Peru and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of reserves, volatile financial markets that may affect the ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE - HBM 2020 No. 10

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

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i Unit operating costs, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.
ii Based on S&P Global's 2020 all-in sustaining cost curve.